UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41312

SOUND POINT ACQUISITION CORP I, LTD

(Exact name of registrant as specified in its charter)

375 Park Avenue

New York, New York 10152

(Address of Principal Executive Offices)

+1 (212) 895-2289

(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, par value $0.0001 per share, at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Sound Point Acquisition Corp I, Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOUND POINT ACQUISITION CORP I, LTD

Date: June 12, 2023	By:	/s/ David Grill
David Grill
Chief Financial Officer